UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

ADOPTION OF AND AMENDMENT TO

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

Investment Company Act File No. 811-23030

The undersigned investment company, a Delaware statutory trust, hereby notifies the Securities and Exchange Commission that it hereby adopts the Notification of Registration of the Crow Point Global Dividend Plus Fund under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Crow Point Global Dividend Plus Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

145 Mason Street, 2nd Floor

Greenwich, CT 06830

Telephone Number (including area code): (203) 900-1400

Name and address of agent for service of process:

CORPORATION SERVICE COMPANY

2711 Centerville Road, Suite 400

Wilmington, DE 19808

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X]* NO [   ]

* This Form N-8A/A is filed to update Crow Point Global Dividend Plus Fund’s principal business address and its agent for service of process.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Hingham and state of Massachusetts on the 23rd day of June, 2016.

Crow Point Global Dividend Plus Fund

By:	/s/ Peter J. DeCaprio
Peter J. DeCaprio
Title: Trustee and Treasurer

Attest:	/s/ Genevieve L. Murphy
Name:	Genevieve L. Murphy
Title:	Notary Public
Notary Seal
GENEVIEVE L. MURPHY
Notary Public
Commonwealth of Massachusetts
My Commission Expires: March 18, 2020

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